Exhibit 99.2
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Gildan Activewear Inc.
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)

	January 3, 2010	October 4, 2009	January 4, 2009
	(unaudited)	(audited)	(unaudited)
Current assets:
Cash and cash equivalents	$141,084	$99,732	$14,377
Trade accounts receivable	77,743	159,645	84,171
Income taxes receivable	1,095	—	—
Inventories (note 4)	344,963	301,867	386,378
Prepaid expenses and deposits	11,909	11,604	8,550
Other current assets	8,222	7,117	8,598

	585,016	579,965	502,074

Property, plant and equipment	431,608	414,538	435,230
Assets held for sale (note 7)	3,370	6,544	10,497
Intangible assets	55,957	56,757	59,154
Goodwill	6,709	6,709	6,709
Future income taxes	7,954	7,910	8,751
Other assets	10,896	9,985	14,996

Total assets	$1,101,510	$1,082,408	$1,037,411

Current liabilities:
Accounts payable and accrued liabilities	$125,222	$124,378	$118,574
Income taxes payable	—	11,822	17,394
Current portion of long-term debt	1,983	2,803	3,050

	127,205	139,003	139,018

Long-term debt	1,177	1,584	48,195
Future income taxes	23,856	23,764	26,516
Non-controlling interest in consolidated joint venture	7,435	7,272	6,773

Contingencies (note 11)

Shareholders’ equity
Share capital	93,537	93,042	90,389
Contributed surplus	7,749	6,976	6,733

Retained earnings	812,496	784,519	693,539
Accumulated other comprehensive income	28,055	26,248	26,248

	840,551	810,767	719,787

	941,837	910,785	816,909

Total liabilities and shareholders’ equity	$1,101,510	$1,082,408	$1,037,411

See accompanying notes to interim consolidated financial statements.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P. 24

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Gildan Activewear Inc.
Interim Consolidated Statements of Earnings and Comprehensive Income
(In thousands of U.S. dollars, except per share data)

	Three months ended
	January 3, 2010	January 4, 2009
	(unaudited)	(unaudited)

Net sales	$220,415	$183,995
Cost of sales	154,677	145,105

Gross profit	65,738	38,890

Selling, general and administrative expenses	33,999	33,479
Restructuring and other charges (note 7)	1,586	925

Operating income	30,153	4,486

Financial expense, net (note 10)	847	189
Non-controlling interest in consolidated joint venture	163	(389)

Earnings before income taxes	29,143	4,686

Income taxes	1,166	337

Net earnings	27,977	4,349

Other comprehensive income, net of related income taxes:
Unrealized gain on derivatives designated as cash flow hedges (net of income taxes of $18) (note 10)	1,807	—

Comprehensive income	$29,784	$4,349

Earnings per share:
Basic EPS (note 8)	$0.23	$0.04
Diluted EPS (note 8)	$0.23	$0.04
See accompanying notes to interim consolidated financial statements.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P. 25

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Gildan Activewear Inc.
Interim Consolidated Statements of Shareholders’ Equity
Three months ended January 3, 2010 and January 4, 2009
(in thousands or thousands of U.S. dollars)

				Accumulated
				other		Total
	Share capital		Contributed	comprehensive	Retained	shareholders’
	Number	Amount	surplus	income	earnings	equity

Balance, October 4, 2009	120,963	$93,042	$6,976	$26,248	$784,519	$910,785
Stock-based compensation related to stock options and Treasury restricted share units	—	—	1,059	—	—	1,059
Shares issued under employee share purchase plan	6	163	—	—	—	163
Shares issued pursuant to exercise of stock options	7	46	—	—	—	46
Shares issued pursuant to vesting of Treasury restricted share units	34	286	(286)	—	—	—
Other comprehensive income	—	—	—	1,807	—	1,807
Net earnings	—	—	—	—	27,977	27,977

Balance, January 3, 2010 (unaudited)	121,010	$93,537	$7,749	$28,055	$812,496	$941,837

				Accumulated
				other		Total
	Share capital		Contributed	comprehensive	Retained	shareholders’
	Number	Amount	surplus	income	earnings	equity

Balance, October 5, 2008	120,536	$89,377	$6,728	$26,248	$689,190	$811,543
Stock-based compensation related to stock options and Treasury restricted share units	—	—	747	—	—	747
Shares issued under employee share purchase plan	10	265	—	—	—	265
Shares issued pursuant to exercise of stock options	2	5	—	—	—	5
Shares issued pursuant to vesting of Treasury restricted share units	81	742	(742)	—	—	—
Net earnings	—	—	—	—	4,349	4,349

Balance, January 4, 2009 (unaudited)	120,629	$90,389	$6,733	$26,248	$693,539	$816,909

See accompanying notes to interim consolidated financial statements.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P. 26

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Gildan Activewear Inc.
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three months ended
	January 3, 2010	January 4, 2009
	(unaudited)	(unaudited)
Cash flows from (used in) operating activities:
Net earnings	$27,977	$4,349
Adjustments for:
Depreciation and amortization (note 9 (b))	15,950	15,887
Variation of depreciation included in inventories (note 9 (b))	(2,572)	(4,415)
Restructuring charges related to assets held for sale and property, plant and equipment (note 7)	894	—
Loss on disposal of property, plant and equipment	585	21
Stock-based compensation costs	1,059	747
Future income taxes	—	(178)
Non-controlling interest	163	(389)
Unrealized net loss (gain) on foreign exchange and financial derivatives not designated as cash flow hedges	411	(1,224)

	44,467	14,798
Changes in non-cash working capital balances:
Trade accounts receivable	82,553	118,524
Inventories	(40,524)	(65,791)
Prepaid expenses and deposits	(305)	1,863
Other current assets	616	959
Accounts payable and accrued liabilities	86	(30,516)
Income taxes	(12,955)	(23,935)

	73,938	15,902
Cash flows from (used in) financing activities:
Increase in other long-term debt	43	36
Repayment of other long-term debt	(1,270)	(1,795)
Proceeds from the issuance of shares	209	270

	(1,018)	(1,489)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(34,009)	(13,663)
Restricted cash related to business acquisition	—	939
Proceeds on disposal of assets held for sale	3,717	212
Net (increase) decrease in other assets	(1,073)	376

	(31,365)	(12,136)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(203)	(257)

Net increase in cash and cash equivalents during the period	41,352	2,020

Cash and cash equivalents, beginning of period	99,732	12,357

Cash and cash equivalents, end of period	$141,084	$14,377

Supplemental disclosure of cash flow information (note 9 (a))
See accompanying notes to interim consolidated financial statements.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P. 27

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(For the period ended January 3, 2010)
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)
1. BASIS OF PRESENTATION:
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and include all normal and recurring entries that are necessary for a fair presentation of the statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended October 4, 2009.
The Company’s revenues and income are subject to seasonal variations. Consequently, the results of operations for the first fiscal quarter are traditionally not indicative of the results to be expected for the full fiscal year.
2. SIGNIFICANT ACCOUNTING POLICIES:
The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as disclosed in Note 1 of its audited consolidated financial statements for the year ended October 4, 2009.
3. FUTURE ACCOUNTING STANDARDS:
Business combinations:
In January 2009, the AcSB issued CICA Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to IFRS 3, Business Combinations (January 2008). The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquiree is owned at the acquisition date. The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting. Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new Section will only have an impact on our consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption. The Company is currently considering early adoption of Section 1582.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P. 28

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
3. FUTURE ACCOUNTING STANDARDS (continued):
Consolidated financial statements and non-controlling interests:
In January 2009, the AcSB issued CICA Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements. These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008) under IFRS. Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. Earlier adoption is permitted which would be effective as of the beginning of the fiscal year of adoption. The Company is currently considering early adoption of Section 1582, which would result in the reclassification of the non-controlling interest in consolidated joint venture from a separate item on the consolidated balance sheet to a separate component of shareholders’ equity for all periods presented.
4. INVENTORIES:
Inventories were comprised of the following:

	January 3, 2010	October 4, 2009	January 4, 2009

Raw materials and spare parts inventories	$41,860	$43,078	$59,449
Work in process	30,304	24,576	30,639
Finished goods	272,799	234,213	296,290

	$344,963	$301,867	$386,378

The amount of inventory recognized as an expense and included in cost of sales for the three months ended January 3, 2010 was $152.0 million (2009 — $142.9 million), which included an expense of $1.9 million (2009 — $0.5 million), related to the write-down of slow-moving or obsolete inventory.
5. STOCK-BASED COMPENSATION:
The Company’s Long Term Incentive Plan (the “LTIP”) includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units (“Treasury RSUs”) and non-dilutive restricted share units (“non-Treasury RSUs”) to officers and other key employees of the Company and its subsidiaries.
Changes in outstanding stock options were as follows:

		Weighted average
	Number	exercise price
		(in Canadian
		dollars)

Options outstanding, October 4, 2009	1,010	$16.21
Granted	498	21.77
Exercised	(7)	6.31
Forfeited	(10)	27.26

Options outstanding, January 3, 2010	1,491	$18.04

GILDAN QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P. 29

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
5. STOCK-BASED COMPENSATION (continued):
As at January 3, 2010, 649,836 outstanding options were exercisable at the weighted average price of CA$10.16 (October 4, 2009 — 658,388 options at CA$10.17). Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during the three months ended January 3, 2010 was $8.51 (2009 — $9.24).
Changes in outstanding Treasury RSUs were as follows:

		Weighted
		average fair
	Number	value per unit

Treasury RSUs outstanding, October 4, 2009	758	$18.48
Granted	201	18.57
Settled through the issuance of common shares	(34)	8.48
Forfeited	(11)	24.86

Treasury RSUs outstanding, January 3, 2010	914	$18.79

As at January 3, 2010, none of the awarded and outstanding Treasury RSUs were vested.
The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the options and Treasury RSUs, for the three months ended January 3, 2010 was $1.1 million (2009 — $0.7 million). The counterpart has been recorded as contributed surplus. When the shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.
Changes in outstanding non-Treasury RSUs were as follows:

Number

Non-Treasury RSUs outstanding, October 4, 2009	185
Granted	214
Settled	(48)
Forfeited	(5)

Non-Treasury RSUs outstanding, January 3, 2010	346

As of January 3, 2010, the weighted average fair value per non-Treasury RSU was $24.38. No common shares are issued from treasury under such awards and they are, therefore, non-dilutive. As at January 3, 2010, none of the outstanding non-Treasury RSUs were vested.
The compensation expense (recovery) included in selling, general and administrative expenses and cost of sales, in respect of the non-Treasury RSUs, for the three months ended January 3, 2010 was $1.1 million (2009 — $(0.2) million). The counterpart has been recorded in accounts payable and accrued liabilities.
6. GUARANTEES:
The Company, and some of its subsidiaries, have granted corporate guarantees, irrevocable standby letters of credit and surety bonds, to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at January 3, 2010, the maximum potential liability under these guarantees was $10.9 million (October 4, 2009 — $10.0 million), of which $4.7 million (October 4, 2009 — $4.7 million) was for surety bonds and $6.2 million (October 4, 2009 — $5.3 million) was for corporate guarantees and standby letters of credit. The standby letters of credit mature at various dates up to fiscal 2011, the surety bonds are automatically renewed on an annual basis and the corporate guarantees mature at various dates up to fiscal 2011.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P. 30

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
6. GUARANTEES (continued):
As at January 3, 2010, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.
7. RESTRUCTURING AND OTHER CHARGES, AND ASSETS HELD FOR SALE:

	Three months ended
	January 3, 2010	January 4, 2009

Gain on disposal of assets held for sale	$(202)	$—
Accelerated depreciation	1,096	—
Employee termination costs and other benefits	307	325
Carrying and dismantling costs associated with assets held for sale	385	600

	$1,586	$925

In fiscal 2006 and 2007, the Company announced the closure, relocation and consolidation of manufacturing and distribution facilities in Canada, the United States and Mexico, as well as the relocation of its corporate office. In fiscal 2008, the Company announced the consolidation of its Haiti sewing production with third party contractor facilities, and the planned phase out of sock finishing operations in the U.S. In fiscal 2009, the Company announced plans to consolidate its existing retail channel distribution capacity which has led to a reduction of the estimated remaining economic lives of the related long-lived assets. The costs incurred in connection with these initiatives have been recorded as restructuring and other charges.
For the first quarter of fiscal 2010, restructuring and other charges totalled $1.6 million. The effect of the change in estimate of the remaining economic lives of the distribution long-lived assets amounting to $1.1 million in the first quarter of fiscal 2010 has been classified as accelerated depreciation and included in restructuring and other charges. An additional $1.8 million of accelerated depreciation is expected to be recorded in the remainder of fiscal 2010 related to these assets. Restructuring and other charges also included $0.3 million of employee termination costs associated with the consolidation of the Company’s distribution facilities, and $0.2 million relating to carrying and dismantling costs for facility closures that occurred in previous fiscal years. Restructuring charges of $0.9 million in the first quarter of fiscal 2009 included $0.3 million of additional severance relating to prior year closures noted above, and $0.6 million of other costs, mainly for the consolidation of the Haiti sewing operations.
Assets held for sale of $3.4 million as at January 3, 2010 (October 4, 2009 — $6.5 million; January 4, 2009 — $10.5 million) include property, plant and equipment relating to the closed facilities. The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred and until all property, plant and equipment related to the closures are disposed. Any gains or losses on the disposal of the assets held for sale will also be accounted for as restructuring charges as incurred.
8. EARNINGS PER SHARE:
A reconciliation between basic and diluted earnings per share is as follows:

	Three months ended
	January 3, 2010	January 4, 2009

Basic earnings per share:
Basic weighted average number of common shares outstanding	120,977	120,573

Basic earnings per share	$0.23	$0.04

GILDAN QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P.31

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
8. EARNINGS PER SHARE (continued):

	Three months ended
	January 3, 2010	January 4, 2009

Diluted earnings per share:
Basic weighted average number of common shares outstanding	120,977	120,573
Plus dilutive impact of stock options and Treasury RSUs	785	835

Diluted weighted average number of common shares outstanding	121,762	121,408

Diluted earnings per share	$0.23	$0.04

Excluded from the above calculation for the three months ended January 3, 2010 are 926,064 (2009 — 466,875) stock options and 65,500 (2009 — 189,236) Treasury RSUs which were deemed to be anti-dilutive.
9. OTHER INFORMATION:
(a) Supplemental cash flow disclosure:

	Three months ended
	January 3, 2010	January 4, 2009

Cash paid during the period for:
Interest	$56	$947
Income taxes	14,191	24,014

	January 3, 2010	October 4, 2009	January 4, 2009

Balance of non-cash transactions:
Additions to property, plant and equipment included in accounts payable and accrued liabilities	$612	$627	$1,823
Proceeds on disposal of long-lived assets in other assets	653	808	1,236
Proceeds on disposal of long-lived assets in other current assets	370	456	—
Business acquisition in accounts payable and accrued liabilities	—	—	1,196

Non-cash ascribed value credited to share capital from issuance of Treasury RSUs	$286	$2,759	$742

Cash and cash equivalents consist of:
Cash balances with banks	$141,084	$92,608	$10,130
Short-term investments, bearing interest at rates up to 0.12% at October 4, 2009 and up to 0.30% at January 4, 2009	—	7,124	4,247

	$141,084	$99,732	$14,377

GILDAN QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P. 32

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
9. OTHER INFORMATION (continued):
(b)	Depreciation and amortization:

	Three months ended
	January 3, 2010	January 4, 2009

Depreciation and amortization of property, plant and equipment and intangible assets	$15,950	$15,887
Adjustment for the variation of depreciation of property, plant and equipment included in inventories at the beginning and end of the period	(2,572)	(4,415)

Depreciation and amortization included in the interim consolidated statements of earnings and comprehensive income	$13,378	$11,472

Consists of:
Depreciation of property, plant and equipment	$12,571	$10,550
Amortization of intangible assets	800	800
Amortization of deferred financing costs and other	7	122

Depreciation and amortization included in the interim consolidated statements of earnings and comprehensive income	$13,378	$11,472

(c)	The Company recorded bad debt expense of $0.1 million (2009 — $1.8 million) for the three months ended January 3, 2010. Bad debt expense is included in selling, general and administrative expenses.

(d)	During fiscal 2010, the Company expensed $1.8 million (2009 — $2.0 million) in cost of sales for the three months ended January 3, 2010, representing management’s best estimate of the cost of statutory severance and pre-notice benefit obligations accrued for active employees located in the Caribbean Basin and Central America.
10. FINANCIAL INSTRUMENTS:
Disclosures relating to exposure to risks, in particular credit risk and foreign currency risk, are included in the section entitled “Financial Risk Management” of the Management’s Discussion and Analysis of the Company’s operations, performance and financial condition as at January 3, 2010, which is included in the Gildan Q1 2010 Quarterly Report to Shareholders along with these interim consolidated financial statements. Accordingly, these disclosures are incorporated into these interim consolidated financial statements by cross-reference.
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the balance sheet dates because of the short-term maturity of those instruments. The fair values of the long-term receivable, the restricted cash included in other assets, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts. The fair values of cash and cash equivalents and forward foreign contracts were measured using Level 2 and Level 1 inputs, respectively, in the fair value hierarchy.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P. 33

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
10. FINANCIAL INSTRUMENTS (continued):
(a)	Financial expense, net:

	Three months ended
	January 3, 2010	January 4, 2009

Interest (income) expense (i)	$(6)	$930
Bank and other financial charges	293	239
Foreign exchange loss (gain) (ii)	560	(980)

	$847	$189

(i)	Interest (income) expense:

	Three months ended
	January 3, 2010	January 4, 2009

Interest expense on long-term debt	$36	$883
Interest expense on short-term indebtedness	12	71
Interest income on held-for-trading financial assets	(52)	(20)
Interest income on loans and receivables	(20)	(20)
Other interest expense	18	16

	$(6)	$930

Interest income on held-for-trading financial assets consists of interest earned from cash and cash equivalents invested in short-term deposits. Interest income on loans and receivables relates to interest earned on the Company’s long-term receivable included in other assets.

(ii)	Foreign exchange loss (gain):

	Three months ended
	January 3, 2010	January 4, 2009

Loss relating to financial assets and liabilities, excluding forward foreign exchange contracts	$474	$1,922
Loss relating to financial derivatives not designated as cash flow hedges, including amounts realized on contract maturity and changes in fair value of open positions	—	2,300

Foreign exchange loss relating to financial instruments	474	4,222
Other foreign exchange loss (gain)	86	(5,202)

	$560	$(980)

(b)	Derivative instruments:

During the first quarter of fiscal 2010, the Company entered into forward foreign exchange contracts in order to minimize the exposure of forecasted cash inflows in currencies other than the U.S. dollar. The forward foreign exchange contracts were designated as cash flow hedges and qualified for hedge accounting. As such, the effective portion of unrealized gains and losses related to the fair value of the cash flow hedges, which amounted to $1.8 million at the end of the first quarter of fiscal 2010, are included in other comprehensive income, and will be recognized in net earnings in the same period as the foreign exchange impact of the forecasted cash inflow affects net earnings. There were no amounts related to foreign forward exchange contracts that were reclassified from accumulated other comprehensive income into net earnings for the three months ended January 3, 2010. The forward foreign exchange contracts outstanding as at January 3, 2010 consisted primarily of contracts to sell Euros, Pounds sterling, Australian dollars, and Mexican pesos in exchange for U.S. dollars.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P. 34

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
10. FINANCIAL INSTRUMENTS (continued):
(b)	Derivative instruments (continued):

Derivative instruments designated as hedging instruments:

	Notional U.S.	Carrying and	Maturity
January 3, 2010	equivalent	fair value	0-6 months	6-12 months

Cash flow hedges:
Forward foreign exchange contracts	$47,769	$1,825	$1,185	$640

As at January 3, 2010, the carrying and fair value of outstanding forward foreign exchange contracts designated as cash flow hedges amounting to $1.8 million was included in other current assets. As at October 4, 2009 the Company had no outstanding derivative financial instruments relating to commitments to buy or sell foreign currencies through forward foreign exchange contracts.
11. CONTINGENCIES:
The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. A proposed class action has also been filed in the Ontario Superior Court of Justice and a petition for authorization to commence a class action has been filed in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits, which have yet to be certified as a class action by the respective courts at this stage, seek to represent a class comprised of persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 and allege, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its financial guidance concerning the 2008 fiscal year, which was subsequently revised on April 29, 2008.
The U.S. lawsuits have been consolidated, and a consolidated amended complaint was filed alleging claims under the U.S. securities laws. On July 1, 2009, the District Court granted the motion by Gildan and other defendants to dismiss the U.S. action in its entirety, holding that the consolidated amended complaint failed to adequately allege the essential elements of a claim under the applicable provisions of the U.S. securities laws, including the existence of a material misstatement and fraudulent intent. On July 17, 2009, plaintiffs filed a motion seeking reconsideration of this decision only insofar as it declined to grant plaintiffs an opportunity to file a second amended complaint. On July 31, 2009, the Company and the other defendants filed a response to plaintiffs’ motion seeking reconsideration. On December 4, 2009, the plaintiffs’ motion seeking reconsideration was denied. The Plaintiff’s have appealed the decisions on the motion for reconsideration and the motion to dismiss, but no date has been set yet for the appeal.
In addition to pursuing common law claims, the Ontario action proposes to seek leave from the Ontario court to also bring statutory misrepresentation civil liability claims under the Ontario’s Securities Act. A motion, along with affidavit evidence, for leave to pursue such statutory liability claims and class certification have been filed by the plaintiff. No date has been set yet for the hearing of that motion. In the Quebec action, a case management judge has been appointed but no date has been set yet for the case conference.
The Company strongly contests the basis upon which these actions are predicated and intends to vigorously defend its position. However, due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any. No provision for contingent loss has been recorded in the interim consolidated financial statements.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P. 35

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
12. SEGMENTED INFORMATION:
The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.
(a)	Net sales by major product group:

		Three months ended
	January 3, 2010	January 4, 2009

Activewear and underwear	$152,907	$115,843
Socks	67,508	68,152

	$220,415	$183,995

(b)	Major customers and revenues by geographic area:
(i)	The Company has two customers accounting for at least 10% of total net sales:

		Three months ended
	January 3, 2010	January 4, 2009

Company A	25.5%	24.6%
Company B	20.2%	23.5%

(ii)	Net sales were derived from customers located in the following geographic areas:

	Three months ended
	January 3, 2010	January 4, 2009

United States	$196,512	$169,630
Canada	6,282	4,724
Europe and other	17,621	9,641

	$220,415	$183,995

(c)	Property, plant and equipment by geographic area are as follows:

	January 3, 2010	October 4, 2009	January 4, 2009

Caribbean Basin and Central America	$327,768	$324,430	$327,620
United States	83,103	67,491	80,378
Canada and other	20,737	22,617	27,232

	$431,608	$414,538	$435,230

Goodwill and intangible assets relate to acquisitions located in the United States.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P. 36

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
13. SUBSEQUENT EVENT:
On January 12, 2010, Haiti was struck with a massive earthquake. Although the Company does not have vertically-integrated manufacturing facilities in Haiti, it uses third party contractors to sew the majority of the fabric produced at its Dominican Republic textile facility which is currently dedicated to supplying a portion of the Company’s basic T-shirt requirements for the U.S. screenprint market. One contractor facility owned by Palm Apparel was destroyed and a second contractor facility suffered some structural damage although there was damage to equipment. Contractors have now resumed production or are implementing plans to do so during the second fiscal quarter. The Company’s property damage and business interruption insurance policies provide coverage for lost or damaged assets as well as interruption to the Company’s business, including profits on lost sales, and reimbursement for additional expenses and costs incurred relating to the damages and losses suffered. The total coverage for losses relating to events occurring in Haiti is capped at $8 million, and the Company’s claim will be subject to standard deductibles for earthquake losses. Based on information currently available, we expect that damaged or lost inventory, estimated at $2 million, will be fully covered by our insurance policies, less a minor deductible. The financial impact of the Haiti earthquake on the Company’s results is expected to be limited to temporary manufacturing and transportation inefficiencies in relation to which the Company expects to incur an estimated insurance deductible of $2 million.
14. COMPARITIVE FIGURES:
Certain comparative figures have been adjusted to conform to the current year’s presentation including the reclassification of a non-trade accounts receivable balance of $6.1 million as at January 4, 2009 against accounts payable and accrued liabilities for which the Company has the legal right of offset and intends to settle on a net basis.
GILDAN QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P. 37